UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Bankgesellschaft Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

_____________________________________________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bankgesellschaft Berlin AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	[	]

_____________________________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________________________

4.	Source of Funds (See Instructions)

_____________________________________________________________________________________________

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

_____________________________________________________________________________________________

6.	Citizenship or Place of Organization

Federal Republic of Germany

_____________________________________________________________________________________________

Number of	7.	Sole Voting Power: 477,750

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 3,697,750

Person with:

10.	Shared Dispositive Power:

_____________________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,697,750

_____________________________________________________________________________________________

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

_____________________________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)	21.98%

_____________________________________________________________________________________________

14.	Type of Reporting Person (See Instructions)	BK

_____________________________________________________________________________________________

This Amendment No. 16 amends and supplements items 4 and 5 of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 4. Purpose of Transaction

In Amendment No. 13 to this Statement of Schedule 13D the Bank reported that it had commenced sales of shares of Common Stock pursuant to a registration statement (the “Registration Statement”) filed by the Fund on the Bank’s behalf to permit such sales in a registered public offering under the Securities Act of 1933. The Bank has subsequently completed the sale of all shares that were registered for sale under the Registration Statement. The Bank has also effected the additional sales show in item 5 below pursuant to rule 144 under the Securities Act of 1933. The Bank expects to effect additional sales pursuant to rule 144 as it becomes permissible to do so in compliance with the volume limitations imposed by that rule.

Item 5. Interest in Securities of the Issuer

(a) and (b) According to the Fund’s definitive proxy statement filed on January 30, 2006, there were 16,824,047 shares of Common Stock outstanding at January 19, 2006. The percentages set forth in this Item 5(a) are derived using such number. For purposes of rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Bank deems itself to be the beneficial owner of 3,697,750 shares of Common Stock, which constitute approximately 21.98% of the outstanding shares. Of such shares, the Bank has economic beneficial ownership of, and exercises sole voting and dispositional authority over, 477,750 shares (or approximately 2.84% of the outstanding shares) and has the right to acquire 3,220,000 shares (or approximately 19.14% of the outstanding shares) pursuant to the options described in Item 5 of Amendment No. 13 to this Statement on Schedule 13D (the “Options”), which are exercisable only on July 3, 2006. Pending exercise of the Options, the Bank possesses neither voting nor dispositional control over the shares that may be acquired pursuant thereto but possesses dispositional authority over the Options. Pursuant to rule 13d-3(d)(1)(i) under the Exchange Act, the Bank deems itself to beneficially own the shares that may be acquired upon exercise of the Options.

(c) During the last 60 days the Bank has effected the following sales of shares of Common Stock in at-the-market transactions on the American Stock Exchange pursuant to the Registration Statement or pursuant to rule 144:

DATE	NUMBER OF SHARES	PRICE PER SHARE (excluding brokerage commissions)
February 22, 2006	8,000	$13.2525
February 23, 2006	10,000	$13.2315
March 29, 2006	14,300	$13.6017
March 30, 2006	31,500	$13.2531
March 31, 2006	14,200	$13.25
April 3, 2006	2,000	$13.25
April 4, 2006	20,700	$13.25
April 5, 2006	17,300	$13.25
April 6, 2006	41,200	$13.258
April 7, 2006	27,000	$13.25

Item 7. Material to Be Filed as Exhibits

Appendix A sets forth the form of the confirmation agreement with respect to the option transaction between the Bank and Dresdner Bank AG that was reported in Amendment No. 13 to this Statement on Schedule 13D.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2006

BANKGESELLSCHAFT BERLIN AG

By: /s/    Dirk Kipp

Name: Dirk Kipp

Title:	Managing Director

By: /s/    Moritz Sell

Name: Moritz Sell

Title:	Director

Appendix A

                                                                                                                                                BANK

                                                                                                                                                GESELLSCHAFT

                                                                                                                                                BERLIN

CAPITAL MARKET SERVICES
Dresdner Bank AG OTC Derivate Documentation Sheila Harding/Sacha Cleja Jurgen-Ponto-Platz 1 60329 Frankfurt/M	Equities/Equity Derivatives Back-Office
Bankgesellschaft Berlin AG Alexanderplatz 2, D10178 Berlin P.O. Box 11 08 01, D-10838 Berlin

Phone: (+49 30) 245 559 23 PC-Fax: (+49 30) 245 583 45 Fax: (+49 30) 245 536 76 E-mail: Derivatives@listbankgesellschaft.de www.bankgesellschaft.de

Berlin. 08 February 2006

This confirmation amends and supersedes any previous confirmations.
Confirmation of a Share Option Transaction Ref. Nr. 512230200
0241864-0174047

Dear Sirs:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions"), as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation and the Equity Definitions shall be amended as follows:

In Section 9.12 line two after "Early Termination Date" the following wording will be included: "or an equivalent date determined in accordance with the provisions of the Agreement." References in 12.8 (a), 12.9 (b) (ii), and 13.4 to the "ISDA Master Agreement" shall be deemed to be references to the Agreement,

In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation will govern.

1.             This Confirmation supplements, forms part of, and is subject to, the Master Agreement for Financial Derivatives Transactions dated 08. April 1094, as amended and supplemented from time to time (the "Agreement"), between Bankgesellschaft Berlin AG ("BGB") and Dresdner Bank AG ("Dresdner Bank AG"). All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

2.	The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	23 December 2005
Option Style:	European Option
Option Type:	Call
Seller:	Dresdner Bank AG, Frankfurt/M.
Buyer:	Bankgesellschaft Berlin AG, Berlin
Shares:	Aberdeen Australia Equity Fund (IAF US Equity) ISIN: US0030111035
Number of Options:	810.000
Option Entitlement:	1 Share per Option
Strike Price:	USD$1.50
Premium:	USD.$8,895,177.00
(Premium per Option USD 10.9817)
Premium Payment Date:	28 December 2005
Exchange:	American Stock Exchange (AMEX)
Related Exchange(s):	All Exchanges
Clearance System(s):	Depository Trust Company

Procedures for Exercise:

Expiration Time:	At the close of the relevant Exchange
Expiration Date:	3 July 2006
Automatic Exercise:	Applicable
Reference Price:	The price per Share as of the Expiration Time on the Expiration Date.
Seller's Telephone Number and Telex and/or Facsimile Number and Contact Details for purpose of Giving Notice:	Dresdner Bank AG, Mr. Christopher Stock, Tel. +49 69 713 14695 Fax: +49 69 713 19842

Settlement Terms:

Physical Settlement:	Applicable
Settlement Currency:	USD
Settlement Date:	7 July 2006

Adjustments:

Method of Adjustments:	Calculation Agents Adjustment

In addition to Section 11.2 of the Equity Definitions, if a Dividend Event has occurred or has been deemed to have occurred, the Calculation Agents will (i) make the corresponding adjustment(s), if any, to any one or more of: the Strike Price, the Number of Options, the Option Entitlement, the relevant Number of Shares; and, in any case, any other variable relevant to the exercise, settlement, payment or other terms of that Transaction as the Calculation Agents determines appropriate to account for that effect, and (ii) determine the effective date(s) of the adjustment(s).

Dividend Event:

Means, for the purposes of this Transaction, in relation to each Dividend Payment Date, an event where the gross cash dividend per Share paid by the Issuer up to and including the Expiration Date to the Hedging Party is different from the amount of the Implied Dividends.

Implied Dividends:	Implied Dividend 1: 0.45USD Implied Dividend 2: 0.29USD Implied Dividend 3: 0.29USD

Dividend Payment Date:	(a) in respect of Implied Dividend 1: 29.12.05 (b) In respect of Implied Dividend 2: 29.03.06 (c) In respect of Implied Dividend 3: 29.06.06

Hedging Party:	Dresdner Bank AG, or any holder of record of a Share.

Extraordinary Events:
Consequences of Merger Events:
Share-for-Share:	Modified Calculation Agents Adjustment
Share-for-Other:	Modified Calculation Agents Adjustment
Share-for-Combined:	Modified Calculation Agents Adjustment

Tender Offer:	Applicable

Consequences of Tender Offers:
Share-for-Share:	Modified Calculation Agents Adjustment
Share-for-Other:	Modified Calculation Agents Adjustment
Share-for Combined:	Modified Calculation Agents Adjustment

Composition of Combined Consideration:	Not Applicable

Nationalisation, Insolvency or Delisting:	Cancellation and Payment

Additional Disruption Events:
Failure to Deliver:	Applicable
Change In Law:	Not Applicable
Insolvency Filing:	Not Applicable
Hedging Disruption:	Not Applicable
increased Cost of Hedging:	Not Applicable
Loss of Stock Borrow:	Not Applicable
Increased Cost of Stock Borrow:	Not Applicable

Non-Reliance:	Applicable

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

Calculation Agents:

Calculation Agents mean BGB and Dresdner Bank AG. If unable to agree, each of them agrees to be bound by the determination of a leading, Independent dealer in Share options selected by agreement between both parties, whose fees and expenses, if any, shall be borne severally by both parties as to fifty per cent of such costs (the "Substitute Calculation Agent"). If unable to agree on a Substitute Calculation Agent, each of BGB and Dresdner Bank AG shall select an Independent dealer leading in Share options and such independent dealers shall agree on a third party, who shall be deemed to be the Substitute Calculation Agent. The Calculation Agents or the Substitute Calculation Agent will have no responsibility for the good faith errors or omissions in making any determination in connection with this Transaction.

3. Account Details:
Account for payments to BGB: Account for delivery of Shares to BGB: Account for payments to Dresdner Bank AG: Account for delivery of Shares to Dresdner Bank AG:
4. Offices:
(a) The Office of BGB for the Transaction is Berlin; and (b) The Office of Dresdner Bank AG for the Transaction is Frankfurt.
5. Broker/Arranger: none

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation and returning it to us by facsimile transmission for the attention of: OTC Equity Documentation (Facsimile No, +49 30 245 59345). If you have any queries regarding this Confirmation, please contact Telephone No. +49 30 245 53067.

Yours sincerely,

Bankgesellschaft Berlin AG

By:	Stefan Ziemann Edeltraud Eigemann

Confirmed as of the date

first above written:

By: \s\ Charles Pearson

Dresdner Bank AG:

Charles Pearson

Authorised Signatory

By:	\s\ Sacha Calleja

Sacha Calleja

Authorised Signatory